SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Prime Retail Inc.

(Name of Issuer)

Series A Senior Cumulative Preferred Stock

(Title of Class of Securities)

741570-20-4

(CUSIP Number)

Edward B. Stevenson, Esq.

Herrick, Feinstein LLP

2 Penn Plaza, 11th Floor

Newark,  NJ  07105

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741570-20-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Lichtenstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends certain items contained in the Schedule 13D (the “Schedule 13D”) filed by David Lichtenstein (the “Reporting Person”) on August 28, 2003 with respect to the shares of Series A Senior Cumulative Preferred Stock , par value $.01 per share, of Prime Retail, Inc. (the “Company”) beneficially owned by the Reporting Person. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 13D

Item 2.	Identity and Background

(a) Item 2(a) is hereby amended and restated as follows:

David Lichtenstein, an individual. Prime Outlets Acquisition Company, LLC, is a Delaware limited liability company, of which David Lichtenstein owns 85% of the equity and voting interests.

Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

         On November 12, 2003, Prime Outlets Acquisition Company, LLC (“Acquisition”) delivered a letter (the “Release Letter”) to Howard Amster and Gary J. Skoien (the “Individual Holders”) pursuant to which Acquisition (i) released each Individual Holder from all obligations under the Voting Agreement (the “Voting Agreement”), dated as of July 8, 2003, between the Individual Holders and Acquisition, (ii) relinquished all of its rights under the Voting Agreement and (iii) relinquished all proxies and powers of attorney granted to Acquisition pursuant to the Voting Agreement with respect to the securities of the Company held by the Individual Holders (the “Amster & Skoien Securities”). Accordingly, on November 12, 2003, the Reporting Person ceased to beneficially own any of the Amster & Skoien Securities. A copy of the Release Letter is attached hereto as exhibit 99.2 and is incorporated by reference herein.  Additionally, on November 12, 2003, the Company confirmed to Acquisition that the Release Letter does not constitute a breach by Acquisition of any provisions of the Agreement and Plan of Merger between Acquisition and the Company.

Such action is being taken in recognition of the Company’s inability to date to procure the necessary votes to effectuate the proposed merger of the Company with and into Acquisition (the “Merger”).  Accordingly, the Reporting Person may prior to the Meeting, and thereafter if the Merger shall not have been approved, seek to purchase Series A Preferred Stock, Series B Preferred Stock, Common Stock and other obligations of the Company, as well as real estate assets of the Company.  In addition, should the Merger not be approved at the Meeting, the Reporting Person reserves the right to take all further actions following the public announcement thereof as the Reporting Person shall deem beneficial at such time, subject to market and other conditions as the Reporting Person shall deem relevant, including without limitation, disposing of all or a portion of the securities of the Company owned by the Reporting Person at such time.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated to read as follows:
(a) None
(b) None
(c) See Item 4.
(d) Not Applicable
(e) On November 12, 2003 the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended as follows:
The description of the Release Letter set forth under Item 4 hereof is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following exhibits:
Exhibit 99.2 Release Letter, dated November 12, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2003
Date
s/ David Lichtenstein
Signature
David Lichtenstein
Name/Title